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S 19003346

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 05 2019
Washington DC
413

SEC FILE NUMBER
8-47955

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ceros Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1445 Research Blvd, Suite 530 Rockville, MD
(No. and Street)

20850
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Catherine Ayers-Rigsby 866-842-356
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter CPA
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Catherine Ayers-Rigsby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ceros Financial Services, Inc, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

ANGELA HOLLAND
Notary Public
Howard County
Maryland
My Commission Expires January 17, 2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ceros Financial Services, Inc.

Financial Statements

Year Ended

December 31, 2018

SEC ID 8-47955 Financial Statement and Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Commission Section 1.17 of the Regulations Under the Commodity Exchange Act as a Public Document

For the Year Ended December 31, 2018

CEROS FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2018

CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1-2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-13
SUPPLEMENTARY INFORMATION	
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	15
Schedule II – Computation for the Determination of Reserve Requirements Pursuant to Rule 15(c)3-3 of the Securities & Exchange Commission	16
Exemption Report:	
Report of Independent Registered Public Accounting Firm	17
Exemption Report Pursuant to Paragraph (d)(4) of Rule 17a-5	18
Agreed-Upon Procedures Report:	
Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures	19
General Assessment Reconciliation Form SIPC-7	

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Ceros Financial Services, Inc.
Rockville, Maryland

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ceros Financial Services, Inc. (the "Company") as of December 31, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (collectively referred to as "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Keiter

We have served as the Company's auditor since 2018.

Glen Allen, Virginia
February 27, 2019

CEROS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and Cash Equivalents	$ 832,867
Receivable from Clearing Firm	81,783
Deposit with Clearing Firms	655,000
Accounts Receivable	416,473
Deferred Tax Asset	79,478
Prepaid Expenses and Deposits	151,880
Property and Equipment – Net	14,659
Total Assets	$2,232,140

LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES

Accounts Payable and Accrued Expenses	$ 908,267
Settlement Payable	225,000
Total Liabilities	1,133,267

STOCKHOLDER'S EQUITY

Common Stock	$1,150,000
Additional Paid in Capital	131,443
Preferred Stock	400,000
Accumulated Deficits	(582,570)
Total Stockholder's Equity	1,098,873
Total Liabilities and Stockholder's Equity	$2,232,140

CERROS FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES	
Commissions	$1,961,647
Managed Account Service Fees	50,216
Sale of Investment Company Shares	4,091,195
Other Advisory Income and Reimbursements	97,979
Interest and Dividends	47,749
Other Income	249,903
Total Revenue	6,498,689
EXPENSES	
Commissions and Other Compensation	1,978,351
Compensation and Benefits	459,512
Clearing, Transaction, and Related Costs	3,000,961
Commissions Paid to Affiliate	23,828
Business Development and Occupancy	356,007
Depreciation	6,748
Professional Fees and Other Operating Expenses	455,250
Dues and Subscriptions	41,013
Other Expense	43,000
Total Expenses	6,364,670
Net Profit before Benefit for Income Taxes	134,019
Benefit for Income Taxes	75,648
Net Income	$ 209,667

The accompanying notes are an integral part of this statement.

CEROS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Add'l Paid in Capital	Preferred Stock	Accumulated Deficits	Total
Balance January 1, 2018	$1,150,000	$131,443	$350,000	$(792,237)	$ 839,206
Issuance of Preferred Stock			50,000		50,000
Net Income	0	0	0	209,667	209,667
Balance December 31, 2018	$1,150,000	$131,443	$400,000	$(582,570)	$1,098,873

The accompanying notes are an integral part of this statement.

CEROS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 209,667
Adjustments to reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	6,748
Change in Deferred Tax Valuation Allowance	(182,000)
Deferred Income Taxes	102,522
Change in Assets and Liabilities	
Receivables from Clearing Firms	106,422
Accounts Receivable	(32,253)
Prepaid Expenses & Deposits	(45,858)
Accounts Payable and Accrued Expenses	(50,194)
Settlement Payable	(87,500)
Net Cash Provided by Operating Activities	27,554
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Property and Equipment	(12,561)
Net Cash Used in Investing Activities	(12,561)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of Preferred Stock	50,000
Net Cash Provided by Financing Activities	50,000
Net change in cash and cash equivalents	64,993
CASH AND CASH EQUIVALENTS	
Cash and Cash Equivalents, Beginning of the Year	767,874
Cash and Cash Equivalents, End of the Year	$ 832,867
Supplemental Cash flow information	
Cash paid for interest	$ 22,905
Cash paid for income taxes	$ 3,830

NOTE 1 - ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY

Ceros Financial Services, Inc., a Maryland corporation, (the "Company") primarily engages in providing investment services to its clients on an application way basis. The Company operated as an introducing broker-dealer in which all brokerage activity was handled by a clearing broker-dealers, National Financial Services, LLC (NFS), clearing agency, under a fully disclosed clearing arrangement. The Company is a wholly owned subsidiary of Ceros Holding AG and a registered member of the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the National Futures Association and various state securities commissions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification), is the single source of U.S. GAAP.

Revenue Recognition

Adoption of ASU 2014-09: In May 2014, the FASB issued *ASU 2014-09 – Revenue Recognition from Contracts with Customers (Topic 606).* The update modifies the guidance used to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other guidance. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The Company adopted Topic 606 as of January 1, 2018 under the full retrospective transition method. The adoption of Topic 606 did not have a material impact on the Company's financial statements and there were no adjustments recorded to previously reported amounts.

Commissions: The Company receives commissions for the sale of mutual funds and other financial products to customers. The Company earns trail commissions and 12b-1 fees on certain mutual funds sold to customers for a specified period of time that the customer remains in the fund. The Company records trail commission revenue as trail commissions are remitted to the Company from the mutual funds. The Company believes sufficient uncertainty exists outside of the Company's control as to the length of time the customer will remain in the mutual fund and therefore does not recognize trail commission revenue until that contingency is resolved. Revenue from the sale of other financial products is recorded on the settlement date, which approximates the trade date. The Company believes the performance obligation is satisfied on the settlement date, which approximates the trade date, because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Brokerage Fees: The Company buys and sells securities on behalf of certain customers. Trades are run through the Clearing Firm, NFS, and also by direct trades by Registered Representatives. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Sale of Investment Company shares are fees generated from 12b-1 transactions earned on the funds of the Advisor as noted in the selling agreements between the Company and the Advisor. Commission revenue and related clearing expenses are recorded on the settlement date, which approximates the trade date. The Company believes the performance obligation is satisfied on the settlement date, which approximates the trade date, because that is after the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred. The Company provides advisory services on managed accounts for certain customers. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customers' assets under management. Fees are received throughout the year and are recognized in the period for which the advisory services are provided.

Other Revenue: Managed Account Service (MAS) revenue is run through the Company as pass thru revenue with offsetting expenses. Other Advisory Income and Investments are billings to Registered Representatives for expense incurred by the Company and are to be paid back by the Registered Representative per the agreement between the Representative and the Company. Interest and Dividends are earned on Margin Debit Interest, Free Credit Interest and Escrow Interest of securities held in customer accounts. Other Income is miscellaneous fees that are collected by NFS from the client accounts held at NFS. Fees from these other revenue accounts are received throughout the year and are recognized in the period for which the services are provided.

Concentration of Credit Risk – As of December 31, 2018, the Company held substantially all of its cash and cash equivalents with BB&T Bank. As of December 31, 2018, the Company had money in accounts at BB&T uninsured in the amount of $242,108 and money in a deposit account held at the Clearing Firm per the clearing agreement in excess of the insured amount of $400,000. The company has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk. If this institution fails under their obligations as custodian of these funds, the Company could lose all or a portion of its unrestricted cash balances.

Accounts Receivable – Trade Receivables recorded on the Company's statement of financial condition are cleared through NFS. Receivables from the NFS consist of the following: (i) Deposits with the Company's Clearing Agency to support the Company's trading activities and (ii) net settlement receivables for net profit earned as of December 31, 2018. Uncollectible Trade Receivables would be charged off the month in which it was determined that these receivables were not going to be collected, or charged off after six months, whichever is sooner. At December 31, 2018, management has determined that no allowance for uncollectible accounts is necessary.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid instruments with original maturities of three months or less, when purchased, to be cash equivalents.

Property and Equipment, net - Property and equipment are stated at cost, less accumulated depreciation. Expenditures for routine repairs and maintenance are charged to operations as they are incurred while those which significantly, improve or extend the lives of existing assets are capitalized. Depreciation is computed using the straight-line and accelerated methods, using useful lives of five years. Depreciation expense was $6,748 for 2018.

Depreciable Property as of December 31, 2018 were as follows:

Website	$ 51,109
Furniture and Equipment	121,442
Leasehold Improvement	11,342
Subtotal	183,893
Accumulated Depreciation	(169,234)
Property and Equipment, net	$ 14,659

Income Taxes - Income tax expense includes federal and state taxes currently payable and, when material, deferred taxes arising from temporary differences between income for financial reporting and tax purposes and also operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company complies with the Codification Topic 740, *Income Taxes* (ASC 740) which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. In general the prior three years tax returns filed with various taxing agencies are open to examination.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

NOTE 3 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $742,110 which was $666,472 in excess of its required net capital of $75,638. The Company's ratio of aggregate indebtedness to net capital was 152.88 to 1.

NOTE 4 - OTHER REGULATORY REQUIREMENTS

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company is related, through common ownership and control, to a foreign corporation. The Company has an agreement with this affiliate whereby revenue earned from transactions of the affiliate's clients is paid to the affiliate as an expense. For the year ended December 31, 2018, the Company recorded $23,828 as an expense under this agreement.

The Company is related, through common ownership and control, to Advisors Preferred, LLC and AtCap Partners, LLC. The Company has agreements with these affiliates where by expenses incurred by the Company on behalf of the affiliates will be paid back monthly. There are also overhead expenses allocated back to Advisors Preferred, LLC and AtCap Partners, LLC based on an allocation percentage which is updated periodically based on Company personnel job duties, additions, or reductions to personnel. The monthly allocations for the year ended December 31, 2018 were $59,444 for Advisors Preferred, LLC and $15,408 for AtCap Partners, LLC.

NOTE 6 - CAPITAL STRUCTURE

As of December 31, 2018, the Company had 300,000 shares of Class A voting common stock authorized, $10 par value, and 250,000 shares issued and outstanding. The first 150,000 shares were issued at $1, which was par value at the time of issuance. In addition to previously authorized and issued common stock, the Company is authorized to issue up to 10,000 shares of Series A Preferred Stock. There are 4,000 shares issued and outstanding at $100 per share. The holders of the Preferred Stock are entitled to receive dividends at the rate of six percent (6%) per annum of the per share Original Issue Price and that there are no voting rights and no redemption rights associated with the Preferred Stock. The accrued unpaid dividends for the year ending December 31, 2018, totaled $85,824 and are included in accounts payable and accrued expenses on the Statement of Financial Condition.

NOTE 7 - PENSION PLAN

The Company has a defined Safe Harbor 401k plan. Matching contributions are made to individual accounts of eligible employees based on the percentages contributed by each employee. Employees meeting certain age and service requirements participate in the plan. The company matched $63,500 for the year ended December 31, 2018.

NOTE 8 – INCOME TAXES

The following table presents the components of income tax expense for the year ended December 31, 2018:

Current Tax expense	$ 3,830
Reduction of previously recorded NOL	(182,000)
Deferred tax expense	102,522
Income tax (benefit)	$(75,648)

The tax effects of temporary differences that give rise to significant portions of deferred income taxes include unpaid dividends and the Company's net operating loss carryforward. For 2018, the Company has net operating loss carryforwards of approximately $205,000 which are set to expire starting in 2035 through 2037. The timing and manner in which the operating loss carryforwards may be utilized in any year will be limited by the Company's ability to generate future earnings and by limitations imposed due to certain changes in ownership.

NOTE 8 – INCOME TAXES (continued)

The effects of temporary differences that give rise to significant portions of the deferred tax asset at December 31, 2018 are as follows:

Deferred Tax Assets:

Net Operating loss carryforward	$52,776
Accrued unpaid dividends	22,091
Deferred rent and fixed assets	4,611
Total deferred tax asset	$79,478

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company has entered into a seven year lease for office space. The lease was renegotiated and new rates were effective September 1, 2016. The total Rent Expense for 2018 was $109,442. Minimum lease payments required under this lease are as follows:

Year	Amount
2019	105,515
2020	108,680
2021	111,941
2022	115,299
2023	118,758
Total	$568,193

The Company maintains an expense agreement with Spectrum Financial, Inc. to allocate for employee time and space as appropriate for joint employees in the amount of $14,264 monthly.

NOTE 10 - ADVERTISING

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2018 were $14,786. This expense is included on the Income Statement in Professional Fees and Other Operating Expenses.

NOTE 11 – CONSENT ORDER

The Company came to a settlement with the State of New Hampshire that requires the Company to pay fees to the state for acts performed by a non-registered independent representative. There were no allegations or findings that Ceros violated any laws. The settlement requires the Company to pay an administrative fine of $300,000 and legal costs of $100,000 for a total of $400,000. The first two installments of $87,500 were made in November 2017 and June 2018, with the remaining installments of $75,000 due by June 30, 2019, 2020, and June 30, 2021 and included in Settlement payable in the accompanying Statement of Financial Condition.

12 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2019, the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

CEROS FINANCIAL SERVICES, INC.
AT DECEMBER 31, 2018

SCHEDULE I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity from Statement of Financial Condition	$ 1,098,873
Deductions and/or Changes:	
Non-Allowable Assets from Statement of Financial Condition	
Receivables, Prepaids, Deposits, and PPE	356,562
Net Capital before Haircuts	742,310
Haircuts on Securities	200
Net Capital	$ 742,110

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Net Capital Required	$ 75,638
Minimum Dollar Net Capital Requirement	$ 50,000
Net Capital Requirement	$ 75,638
Excess Net Capital	$ 666,472
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$ 628,654

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities	$ 1,134,562
Percentage of Aggregate Indebtedness to Net Capital	152.88%

There are no differences in the computation of net capital in this report and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report as of December 31, 2018.

Schedule II – Computation for the Determination of the Reserve Requirements Pursuant to Rule 15(c)3-3 of the Securities & Exchange Commission

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers.

»Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Ceros Financial Services, Inc.
Rockville, Maryland

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ceros Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ceros Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Ceros Financial Services, Inc. stated that Ceros Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Ceros Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ceros Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keiter

Glen Allen, Virginia
February 27, 2019

› Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

EXEMPTION REPORT

December 31, 2018

Ceros Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. sec 240.17a-d, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. sec 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. sec 240.15c3-3 under the following provisions of 17 C.F.R. sec 240.15c3-3(k):

   (k)Exemptions.

   (2) The provisions of this section shall not be applicable to a broker or dealer:

   (ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Catherine Ayers-Rigsby, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Ceros Financial Services, Inc.

Catherine Ayers-Rigsby
Chief Executive Officer

»Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholder of
Ceros Financial Services, Inc.
Rockville, Maryland

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Ceros Financial Services, Inc. (the "Company"), and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2018. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no material differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Ceros Financial Services, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Keiter

Glen Allen, Virginia
February 27, 2019

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4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*******1565*********************MIXED AADC 220
47955 FINRA DEC
CEROS FINANCIAL SERVICES INC
1445 RESEARCH BLVD STE 530 STE
ROCKVILLE, MD 20850-6197

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1349.64

B. Less payment made with SIPC-6 filed (exclude interest) (625.98)

07.26.18
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 723.66

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 723.66

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☒
Total (must be same as F above) $ 723.66

H. Overpayment carried forward $(_______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 30 day of January, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,498,689
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,819,257
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	737,254
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	3052
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 39365	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 6936	
Enter the greater of line (i) or (ii)	39,365
Total deductions	5598930
2d. SIPC Net Operating Revenues	$ 899,760
2e. General Assessment @ .0015	$ 1349.64

(to page 1, line 2.A.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16(C)(5) FOR AN INTRODUCING BROKER REGISTERED UNDER CFTC REGULATION 3.10

To the Board of Directors and Stockholder of
Ceros Financial Services, Inc.
Rockville, Maryland

In planning and performing our audit of the financial statements of Ceros Financial Services, Inc. (the "Company"), as of and for the year ended December 31, 2018 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16(c)(5) of the Commodities Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in CFTC Regulation 1.16(d) which include a study of the accounting system, the internal accounting controls, the procedures for safeguarding customer and firm assets and in making periodic computations of the minimum financial requirements pursuant to CFTC Regulation 1.17(a)(1)(i)(d). Because the Company is not a futures commission merchant as defined by CFTC Regulation 1.3(p), we did not review the practices and procedures relating to daily computations of the segregation requirements required by Section 4d(a)(2) of the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. CFTC Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2018, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the National Futures Association and other regulatory agencies that rely on CFTC Regulation 1.16 under the Commodity Exchange Act in their regulation of introducing registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter

Glen Allen, Virginia
February 27, 2019